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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


-------
  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-------  EXCHANGE ACT OF 1934

         For Fiscal Year Ended December 31, 1999

                  OR

-------
         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ------- EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period             to            .
                                   ----------     ----------

         Commission File Number 0-14488


     A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                            SEITEL, INC. 401(k) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  SEITEL, INC.
                            50 Briar Hollow Lane West
                              Houston, Texas 77027






--------------------------------------------------------------------------------

                            SEITEL, INC. 401(k) PLAN


                                      INDEX


Report of Independent Public Accountants...................................  3

Statements of Net Assets Available for Plan Benefits as of
     December 31, 1999 and 1998............................................  4

Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 1999..................................  5

Notes to Financial Statements as of December 31, 1999 and 1998.............  6

Schedule of Assets Held for Investment Purposes
     as of December 31, 1999............................................... 10

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS







To the Investment Committee of the
Seitel, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Seitel, Inc. 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and supplemental schedule referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP


Houston, Texas
June 26, 2000


                                    SEITEL, INC. 401(k) PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                AS OF DECEMBER 31, 1999 AND 1998



                                                    1999                1998
                                                 ----------          ----------

ASSETS:
     Investments, at fair market value:
          Common stock                          $1,380,380          $1,390,759
          Mutual funds                           2,206,028           1,776,803
          Common/collective trust                  473,306             399,533
          Cash and cash equivalents                 36,021                  --
          Loans receivable                          96,165             175,480
                                                 ----------          ----------
     Total investments                           4,191,900           3,742,575

     Employee contributions
          receivable                                11,689              12,472
     Employer contributions
          receivable                                 2,922             108,780
     Interest receivable                             3,139               2,843
                                                ----------          ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $4,209,650          $3,866,670
                                                ==========          ==========




The accompanying notes are an integral part of these financial statements.


                                  SEITEL, INC. 401(k) PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            FOR THE YEAR ENDED DECEMBER 31, 1999





ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Interest and dividends                                   $   182,351
     Net depreciation in fair market
          value of investments                                   (356,147)
     Employee contributions                                       479,877
     Employer contributions                                       119,971
     Rollover contributions                                        62,435
                                                              -----------
               Total additions                                    488,487

DEDUCTIONS FROM NET ASSETS
     ATTRIBUTED TO:
     Benefits paid to participants and beneficiaries             (144,902)
     Administration fees                                             (605)
                                                              -----------
               Total deductions                                  (145,507
                                                              -----------

NET INCREASE                                                      342,980

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of year                                          3,866,670
                                                              -----------
     End of year                                              $ 4,209,650
                                                              ===========




The accompanying notes are an integral part of this financial statement.

                            SEITEL, INC. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


1.     DESCRIPTION OF THE PLAN:
       ------------------------

GENERAL

The following description of the Seitel, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is for the exclusive benefit of employees of Seitel, Inc. (the Company). The Plan is a defined contribution plan which covers eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

ADMINISTRATION

Overall responsibility for administering the Plan rests with the Plan administrator who is appointed by the board of directors. Effective January 1, 1998, the Company formed an investment committee (the Investment Committee) for the Plan. The Investment Committee, which consists of four Seitel, Inc. employees, is responsible for the general administration of the Plan.

The Company has adopted the Merrill Lynch Special Prototype Defined Contribution Plan (the Prototype Plan). Merrill Lynch Trust Company of Texas (Merrill Lynch or Trustee) is the trustee of the Plan.

ELIGIBILITY

An employee becomes eligible to participate in the Plan following the completion of one-half year of service, as defined, and attaining age 21.

CONTRIBUTIONS AND ALLOCATIONS

Participants can contribute from 1 percent to 17 percent of their compensation in before tax dollars not to exceed $10,000 in 1999. The Company makes matching contributions for each participant based on the participant's contribution in a percentage set by the Company prior to the end of each Plan year. During 1999, the Company elected to make a matching contribution equal to 25 percent of the participant's contribution. In addition, the Company may elect to make profit-sharing contributions in such an amount, if any, as determined by the Company. For the year ended December 31, 1999, the Company made no additional profit-sharing contributions.

Each participant's account is credited daily with an allocation of Plan earnings for each investment option based on the participant's account balance in relation to total participants' account balances.

VESTING

Participants are immediately vested in their participant contributions and any earnings therein. Vesting in the Company matching and profit-sharing contributions, if any, and related earnings is based on years of service as follows:

                    Years of Service       Percent Vested
                    ----------------       --------------
                      Less than 1                 0%
                      1                          20
                      2                          40
                      3                          60
                      4                          80
                      5 or more                 100

Vesting, however, can also be attained by reaching retirement age, disability, death or termination of the Plan.

FORFEITURES

As a result of termination, a participant forfeits the nonvested portion of the Company matching and profit-sharing contributions and related earnings, if any, in his or her account. The forfeited amounts of matching contributions and related earnings are used to reduce Company contributions for the succeeding Plan year. The forfeited amounts of profit-sharing contributions and related earnings, if any, are allocated in the succeeding Plan year to participants in the proportion that the compensation paid to each participant during the Plan year bears to the compensation paid to all such participants, subject to limitations.

PAYMENT OF BENEFITS

Participant benefits are payable to participants or to a designated beneficiary in the event of their retirement, death, disability or termination of employment. In-service distributions may be made from any of the participant's vested account balance upon attainment of age 59 1/2 or for financial hardship in accordance with the Plan. Benefit payments to withdrawing employees are made in the form of a single sum cash payment, an annuity payment or some combination of the two.

PLAN LOANS

A loan can be requested in an amount not to exceed the lesser of $50,000 minus the excess, if any, of the participant's highest plan loan balance within the immediately preceding 12 months, over the outstanding balance of loans from the Plan to the participant on the date the loan is made, or 50 percent of the participant's vested interest in his or her account balance. The minimum loan request amount is $1,000.

The interest rate for Plan loans is equal to a reasonable rate as deemed appropriate by the Plan administrator and remains in effect over the term of the loan. Loan principal and interest repayments are made through payroll deductions. A loan fee is assessed at the time the loan is processed and is paid by the participant.

2.     SUMMARY OF ACCOUNTING POLICIES:
       -------------------------------

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

INVESTMENT OPTIONS

Participants can direct their contributions into one or more of fourteen mutual funds, Company common stock, a common/collection trust, or in the Merrill Lynch Self-Directed Brokerage Account. Participants can change their investment-election on a daily basis.

INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                             December 31,
                                                        1999             1998
                                                    -----------      -----------
Seitel, Inc. Common Stock                         $   1,380,380    $   1,390,759
Merrill Lynch Retirement Preservation Trust             473,306          399,533
Oppenheimer Main Street Growth and Income Fund          369,925          319,221
Merrill Lynch Basic Value Fund, Inc. (Class D)          407,130          418,759
Merrill Lynch Corporate Bond Fund, Inc. -
     Intermediate Term Portfolio (Class D)              160,942          230,622
Merrill Lynch S&P 500 Index Fund                        652,892          469,245

During 1999, the Plan's investments appreciated (depreciated) in value as follows:

                  Common stock             $    (580,986)
                  Mutual funds                   224,839
                                            ------------
                                           $    (356,147)
                                            ============

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are reported at fair market value. The mutual funds and the Company's common stock are valued based upon quoted market prices. The common/collective trust fund, which invests primarily in guaranteed investment contracts (GICs), synthetic GICs and U.S. Government securities, is fully benefit responsive and is recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The effective yield for the fund is 6.43 percent for the year ended December 31, 1999. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are reflected on a trade-date basis. Net realized gains (losses) and unrealized appreciation (depreciation) are recognized as net appreciation (depreciation) in fair market value of investments in the statement of changes in net assets available for plan benefits. Dividends are recorded on the ex-dividend date.

ADOPTION OF SOP 99-3

During 1999, the Plan adopted AICPA Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters", which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As such, certain prior year disclosures concerning participant-directed investment programs have been omitted from these financial statements.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3.     RISKS AND UNCERTAINTIES
       -----------------------

The Plan provides for various investment in Company common stock, mutual funds, and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.     EXPENSES OF THE PLAN:
       ---------------------

All reasonable expenses incurred in connection with the administration of the Plan can be paid by the Company but, if not paid by the Company, will be paid by the Plan. The Company elected to pay all administrative expenses of the Plan, excluding loan fees, for the year ended December 31, 1999. Participants requesting loans are assessed a loan fee which is deducted from their participant account balance.

5.     INCOME TAX STATUS:
       ------------------

On June 29, 1993, the Prototype Plan obtained its latest determination letter in which the Internal Revenue Service (IRS) stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). During 1998, the Company requested a new determination letter from the IRS. Although a determination letter has not been received, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and related trust was tax-exempt as of the financial statement date.

6.     PLAN TERMINATION:
       -----------------

The Plan has been established to continue indefinitely. However, the Company reserves the right to amend or terminate the Plan, in whole or in part, at any time subject to the provisions of ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts.

7.     RELATED-PARTY TRANSACTIONS:
       --------------------------

Certain Plan investments are shares of mutual funds and a common/collective trust fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                                                       SCHEDULE


                            SEITEL, INC. 401(k) PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999



Identity of Issue/Description                                              Cost         Current Value
-------------------------------------------------------------------       --------      -------------

Seitel, Inc. Common Stock*<F1>                                               (a)<F2>      $1,380,380
Merrill Lynch Retirement Preservation Trust*<F1>                             (a)<F2>         473,306
MFS Emerging Growth Fund (Class A)                                           (a)<F2>          61,511
Oppenheimer Main Street Growth and Income Fund                               (a)<F2>         369,925
Van Kampen Real Estate Securities Fund                                       (a)<F2>           7,612
Merrill Lynch Basic Value Fund, Inc. (Class D)*<F1>                          (a)<F2>         407,130
Merrill Lynch Capital Fund, Inc. (Class D)*<F1>                              (a)<F2>          46,862
Merrill Lynch Global Allocation Fund, Inc. (Class D)*<F1>                    (a)<F2>          26,661
Merrill Lynch Corporate Bond Fund, Inc. - Intermediate
     Term Portfolio (Class D)*<F1>                                           (a)<F2>         160,942
Merrill Lynch S & P 500 Index Fund*<F1>                                      (a)<F2>         652,892
Aim International Equity Fund                                                (a)<F2>         136,008
Aim Constellation Fund                                                       (a)<F2>         101,891
Aim Balanced Fund                                                            (a)<F2>          31,993
Oppenheimer Quest Global Value Fund, Inc.                                    (a)<F2>          15,249
Davis New York Venture Fund                                                  (a)<F2>         168,237
Oppenheimer Capital Appreciation Fund                                        (a)<F2>          19,115
CMA Money Fund                                                               (a)<F2>          36,021
Participant Loans Receivable*<F1> (range of interest from 7.0% to 9.5%)      (a)<F2>          96,165
                                                                                          ----------
     Total assets held for investment purposes                                            $4,191,900
                                                                                          ==========


*<F1>     Indicates a party in interest.
(a)<F2>   Cost omitted for participant directed investments.

                                    SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of Seitel, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Seitel, Inc. 401(k) Plan




By:      /s/ Debra D. Valice
         -----------------------

         Debra D. Valice
         Chairperson of Investment Committee

Date:    June  28, 2000

                                INDEX TO EXHIBIT


    Exhibit
     Number                                                                Page
-----------------                                                         ------

       23            Consent of Independent Public Accountants              13